Exhibit 4.3

DESCRIPTION OF CAPITAL STOCK

The following information describes our Class A common stock and Class B common stock and preferred stock, as well as options to purchase our common stock and provisions of our amended and restated certificate of incorporation and our amended and restated bylaws. These descriptions are summaries and are qualified by reference to our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are filed with the U.S. Securities and Exchange Commission, or the SEC, as exhibits to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, as well as by the applicable provisions of Delaware law.

General

Pursuant to our amended and restated certificate of incorporation, our authorized capital stock consists of 1,000,000,000 shares of Class A common stock, par value $0.000015 per share, 200,000,000 shares of Class B common stock, par value $0.000015 per share, and 100,000,000 shares of preferred stock, par value $0.000015 per share.

Common Stock

We have two classes of authorized common stock, Class A common stock and Class B common stock. The rights of the holders of Class A common stock and Class B common stock are identical, except with respect to voting and conversion.

Voting Rights

Holders of our Class A common stock are entitled to one vote for each share of Class A common stock held on all matters submitted to a vote of stockholders, and holders of our Class B common stock are entitled to ten votes for each share of Class B common stock held on all matters submitted to a vote of stockholders, in each case, including the election of directors. Holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation.

Under our amended and restated certificate of incorporation, approval of the holders of at least a majority of the outstanding shares of our Class A common stock and at least a majority of the outstanding shares of our Class B common stock, each voting separately as a class, is required (i) to approve certain merger and change of control transactions, and (ii) in order for the Class A common stock and the Class B common stock to be treated differently with respect to, among other things, dividends, distributions and the consideration paid or distributed to stockholders in a change of control. In addition, Delaware law could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class in the following circumstances:

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if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of stock, then that class would be required to vote separately to approve the proposed amendment; and

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if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our stockholders do not have cumulative voting rights. Because of this, the holders of a majority of the combined voting power of our outstanding capital stock can elect all of the directors standing for election, if they so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter is the act of the stockholders, except as otherwise required by law. The holders of a majority of the voting power of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, constitutes a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding shares of preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution, or winding up, holders of our Class A common stock and Class B common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription, or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Conversion of Class B Common Stock

Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Future transfers by holders of shares of Class B common stock will generally result in those shares converting to Class A common stock (including any transfer to a broker, equity plan administrator, or other nominee regardless of whether there is a corresponding change in beneficial ownership), subject to limited exceptions, including, but not limited to, certain transfers effected for estate planning purposes, and transfers among affiliates, to the extent the transferor continues to remain an affiliate. Once converted or transferred and converted into Class A common stock, the Class B common stock may not be reissued.

All the outstanding shares of our Class B common stock will convert automatically into shares of our Class A common stock upon the earlier of the tenth anniversary of the filing and effectiveness of our amended and restated certificate of incorporation or the affirmative vote of the holders of 66-2/3% of the voting power of our outstanding Class B common stock. Following such conversion, each share of Class A common stock will have one vote per share and the rights of the holders of all outstanding common stock will be identical.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are duly authorized, validly issued, fully paid, and nonassessable.

Preferred Stock

Pursuant to our amended and restated certificate of incorporation, our board of directors has the authority, without further action by the stockholders, to issue up to 100,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences, and privileges could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of Class A common stock. The issuance of preferred stock could adversely affect the voting power of holders of Class A common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control or other corporate action.

Registration Rights

Under our amended and restated investors’ rights agreement, which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.3 is a part, certain holders of our capital stock or their transferees have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand Registration Rights

Certain holders of our capital stock are entitled to certain demand registration rights. The holders of a majority of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, after deducting underwriting discounts and expenses, is at least $10.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any twelve-month period, for a period of up to 60 days.

Form S-3 Registration Rights

As soon as reasonably practicable after we are eligible to use Form S-3, we have agreed to file and cause to be declared effective a registration statement on Form S-3, or Shelf Form S-3. We are required to provide notice to the holders of the shares having these rights then outstanding and we have agreed to include any shares requested to be included in response to such notice on the Shelf Form S-3. We are obligated to maintain the effectiveness of the Shelf Form S-3 until the date on which all the shares having these rights have been sold or have otherwise ceased to be entitled to such rights.

From time to time after the Shelf Form S-3 has been declared effective, holders of these rights may request to sell the shares they hold as long as the registration has anticipated aggregate proceeds, after deducing underwriting discounts and expenses, of at least $2.0 million and that such holder sells all of the shares held by such holder in an underwritten shelf takedown offering that is registered pursuant to the Shelf Form S-3. We are not obligated to effect an underwritten shelf takedown if we have, within the 12-month period preceding the date of such request, already effected two registrations on Form S-3.

Piggyback Registration Rights

Certain holders of our capital stock are entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act of 1933, as amended, or the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, this right applies whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a registration related to any employee benefit plan, (ii) a registration relating to a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (iii) a registration on any form which does not include substantially the same information as would be required to be included in our initial public offering, or (iv) a registration in which the only common stock registered is that issuable upon conversion of debt securities that are also being registered.

Expenses of Registration

We will pay all expenses relating to any demand registrations, Form S-3 registrations and piggyback registrations, subject to specified limitations.

Termination

The registration rights terminate upon the earliest of (i) the date that is three years after the completion of our initial public offering, (ii) immediately prior to the completion of certain liquidation events, and (iii) as to a given holder of registration rights, the date after the completion of our initial public offering when such holder of registration rights holds less than 1.0% of our outstanding securities and Rule 144 or another similar exemption under the Securities Act is available for the sale of all of such holder’s shares during a three-month period without registration.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation, and Our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Dual Class Common Stock

As described in the section titled “Common Stock—Voting Rights” in our prospectus relating to our initial public offering, dated as of December 8, 2021 and filed with the SEC pursuant to Rule 424(b)(4) on December 9, 2021, our amended and restated certificate of incorporation provides for a dual class common stock structure, which provides holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.

Preferred Stock

Our amended and restated certificate of incorporation contains provisions that permit our board of directors to issue, without any further vote or action by the stockholders, 100,000,000 shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences, or relative, participation, optional and other special rights, if any, and any qualifications, limitations or restrictions, of the shares of such series.

Classified Board

Our amended and restated certificate of incorporation provides that our board of directors is divided into three classes, designated Class I, Class II and Class III. Each class has an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders beginning in 2022, successors to the class of directors whose term expires at that annual meeting will be elected for a three-year term.

Removal of Directors

Our amended and restated certificate of incorporation provides that stockholders may only remove a director for cause by a vote of no less than a majority of the voting power of the shares present in person or by proxy at a meeting of stockholders and entitled to vote.

Director Vacancies

Our amended and restated certificate of incorporation authorizes only our board of directors to fill vacant directorships.

No Cumulative Voting

Our amended and restated certificate of incorporation provides that stockholders do not have the right to cumulate votes in the election of directors.

Special Meetings of Stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by an officer pursuant to a resolution adopted by our board of directors, the chairperson of our board of directors, our Chief Executive Officer, or our President (in the absence of a chief executive officer).

Advance Notice Procedures for Director Nominations

Our amended and restated bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders or seeking to propose matters that can be acted upon by stockholders at annual stockholder meetings must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally has to be delivered to and received at our principal executive offices before notice of the meeting is issued by the secretary of the company, with such notice being served not less than 90 nor more than 120 days before the meeting. Although the amended and restated bylaws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates to be elected at an annual meeting, the amended and restated bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by Written Consent

Our amended and restated certificate of incorporation and amended and restated bylaws provide that any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the General Corporation Law of the State of Delaware, or Delaware General Corporation Law, except that amendment of certain provisions would require the approval of at least 66-2/3% of the combined voting power of the outstanding shares of our common stock entitled to vote generally in the election of directors. Our amended and restated bylaws may be adopted, amended, altered or repealed by stockholders only upon approval of at least majority of the voting power of all the then outstanding shares of common stock, voting together as a single class, except for any amendment of certain provisions, which would require the approval of at least 66-2/3% of the combined voting power of the outstanding shares of our common stock. Additionally, our amended and restated certificate of incorporation provides that our amended and restated bylaws may be amended, altered or repealed by the board of directors.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock are available for future issuances without stockholder approval, except as required by the listing standards of the Nasdaq Global Select Market, or Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive Jurisdiction

Our amended and restated bylaws provide that, unless we consent to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty, any action asserting a claim arising pursuant to the Delaware General Corporation Law, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended, or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws further provide that the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. For additional information, please also see the section titled “Risk Factors—Our amended and restated bylaws provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees” in the Annual Report on Form 10-K of which this Exhibit 4.3 is a part.

Section 203 of the Delaware General Corporation Law

While we have opted out of Section 203 of the Delaware General Corporation Law, our amended and restated certificate of incorporation contains similar provisions providing that we may not engage in certain “business combinations” with any “interested stockholder” for a three-year period following the time that the stockholder became an interested stockholder, unless:

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prior to such time, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

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upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the votes of our voting stock outstanding at the time the transaction commenced, excluding certain shares; or

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at or subsequent to that time, the business combination is approved by our board of directors and by the affirmative vote of holders of at least 66-2/3% of the votes of our outstanding voting stock that is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s Affiliates and Associates (as such terms are defined in our amended and restated certificate of incorporation) (a) owns 15% or more of our then outstanding voting stock, or (b) is our Affiliate or Associate and owns, or within the previous three years owned, 15% or more of the votes of our outstanding voting stock. For purposes of this provision, “voting stock” means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest. Our amended and restated certificate of incorporation provides that any “Founder,” “Exempt Transferee,” and “Affiliate” of any such person (as such terms are defined in our amended and restated certificate of incorporation) will not constitute an “interested stockholder” for purposes of this provision.

Under certain circumstances, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with our company for a three-year period. This provision may encourage companies interested in acquiring us to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in our board of directors and may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

These provisions, alone or together, could discourage, delay, or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for stockholders to elect directors of their choosing and to cause us to take other corporate actions they desire, any of which, under certain circumstances, could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock, and could also affect the price that some investors are willing to pay for our Class A common stock.

Limitation on Liability and Indemnification

See the section titled “Certain Relationships and Related Party Transactions—Limitation of Liability and Indemnification of Officers and Directors” in our prospectus relating to our initial public offering, dated as of December 8, 2021 and filed with the SEC pursuant to Rule 424(b)(4) on December 9, 2021.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock and our Class B common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Listing

Our Class A common stock is listed on Nasdaq under the trading symbol “HCP.”